SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

        Dated: February 25, 2009

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $41.8 Million and Net
Income of $2.2 Million in 2008, on a Non-GAAP Basis

—	Q4/08 revenues of $10.5 million and net Income of $553 thousand on a non-GAAP basis

—	$0.06 EPS in Q4/08, $0.23 EPS in 2008, on a non-GAAP basis

Givat Shmuel, Israel, – February 24, 2008– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year ended December 31, 2008.

Following the merger and acquisition transactions with Gibbs in early 2008 and with Microsystem in 2007, Cimatron’s results in 2008 consolidate Gibbs’ and Microsystem’s annual financials for the first time.

Revenue on a non-GAAP basis in 2008 excludes the effect of business combination accounting rules on the acquired deferred maintenance revenue balance of Gibbs. Expenses on a non-GAAP basis exclude the non-cash amortization of acquired intangible assets of Microsystem and Gibbs, and the effect of deferred taxes.

The following provides further details on Cimatron’s GAAP and non-GAAP figures in the fourth quarter and full year 2008:

GAAP:

Revenues for the fourth quarter of 2008 were $10.4 million, compared to $9.9 million recorded in the fourth quarter of 2007. Revenues for the year ended December 31, 2008 increased 43.1% to $41.0 million, compared to $28.6 million in 2007.

Gross Income for the fourth quarter of 2008 increased 8.0% to $8.3 million as compared to $7.7 million in the same period in 2007. Gross Income in 2008 increased 43.1% to $33.2 million as compared to $23.2 million in 2007. Gross margin in 2008 was 81%, same as in 2007.

Operating Income in the fourth quarter of 2008 was $652 thousand, compared to an operating income of $831 thousand in the fourth quarter of 2007. For 2008 Cimatron reports operating income of $526 thousand, compared to an operating income of $1.68 million in 2007.

Net Income for the fourth quarter of 2008 was $706 thousand, or $0.08 per diluted share, compared to net income of $965 thousand, or $0.12 per diluted share recorded in the same quarter of 2007. For 2008, net income was $724 thousand, or $0.08 per diluted share, compared to net income of $1.9 million, or $0.24 per diluted share in 2007.

Non-GAAP:

Revenues on a non-GAAP basis for the fourth quarter of 2008 were $10.5 million, representing 6.1% growth compared to $9.9 million recorded in the fourth quarter of 2007. Revenues for the year ended December 31, 2008 increased 45.9% to $41.8 million, compared to $28.6 million in 2007.

Gross Income on a non-GAAP basis for the fourth quarter of 2008 increased 10.9% to $8.5 million as compared to $7.7 million in the same period in 2007. Gross Income in 2008 increased 49.2% to $34.6 million as compared to $23.2 million in 2007. Gross margin in 2008 was 82.8%, compared to 81% in 2007.

Operating Income on a non-GAAP basis in the fourth quarter of 2008 was $977 thousand, compared to an operating income of $889 thousand in the fourth quarter of 2007. For 2008 Cimatron reports operating income of $2.3 million, compared to an operating income of $1.8 million in 2007.

Net Income on a non-GAAP basis for the fourth quarter of 2008 was $553 thousand, or $0.06 per diluted share, compared to a net income of $1 million, or $0.13 per diluted share recorded in the same quarter of 2007. For 2008, net income increased 9% to $2.2 million, or $0.23 per diluted share, compared to a net income of $2 million, or $0.25 per diluted share in 2007.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “While 2008 was overall a good year for Cimatron, the business slowed down significantly in Q4, which is traditionally the strongest quarter of each year. The weakness was evident across all market segments and most territories. Clearly, this is a direct reflection of the overall economic situation and the uncertainty in the manufacturing industry. We expect this weakness to continue well into 2009. In spite of the global slowdown, we are pleased to show profit in Q4, both on a GAAP and non-GAAP basis, due to tight budget control and expense reduction steps we took earlier in 2008. Concluding the first year of the Gibbs merger, we are satisfied with the synergy and the progress of selling GibbsCAM through the broader Cimatron distribution network. We believe that this, and progress made in other key product areas, such as 5-axes NC and Die Design, combined with our strong balance sheet and cash reserve, will allow us to cope with the challenges that lie ahead and take advantage of opportunities in our market.” concluded Mr. Haran.

Conference Call

Cimatron’s management will host a conference call tomorrow, February 25th, 2008 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-866-345-5855
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel: 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Total revenue	10,404	9,881	40,975	28,640

Total cost of revenue	2,142	2,230	7,769	5,440

Gross profit	8,262	7,651	33,206	23,200

Research and development expenses, net	1,657	1,137	6,930	4,281

Selling, general and administrative expenses	5,953	5,683	25,750	17,243

Operating income	652	831	526	1,676

Financial income (expenses), net.	(207)	91	(80)	353

Taxes on Income	263	73	237	-

Other	(2)	(30)	41	(106)

Net income	$706	$965	$724	$1,923

Net income per share - basic and diluted	$0.08	$0.12	$0.08	$0.24

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,274	7,884	9,341	7,866

Diluted EPS (in thousands)	9,274	7,921	9,360	7,910

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Twelve months ended
	December 31,						December 31,
	2008			2007			2008			2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	10,404	77	10,481	9,881	-	9,881	40,975	821	41,796	28,640		28,640

Total cost of revenue (2)	2,142	(148)	1,994	2,230	-	2,230	7,769	(588)	7,181	5,440		5,440

Gross profit	8,262	225	8,487	7,651	-	7,651	33,206	1,409	34,615	23,200		23,200

Research and development expenses, net	1,657	-	1,657	1,137	-	1,137	6,930		6,930	4,281		4,281

Selling, general and administrative expenses (2)	5,953	(100)	5,853	5,683	(58)	5,625	25,750	(400)	25,350	17,243	(95)	17,148

Operating income	652	325	977	831	58	889	526	1,809	2,335	1,676	95	1,771

Financial income (expenses), net.	(207)	-	(207)	91	-	91	(80)		(80)	353		353

Taxes on Income (3)	263	(478)	(215)	73	(22)	51	237	(358)	(121)	-	(22)	(22)

Other	(2)	-	(2)	(30)	-	(30)	41		41	(106)		(106)

Net income	$706	$(153)	$553	$965	$36	$1,001	$724	$1,451	2,175	1,923	$73	1,996

Net income per share - basic and diluted	$0.08		$0.06	$0.12		$0.13	$0.08		$0.23	$0.24		$0.25

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,274		9,274	7,884		7,884	9,341		9,341	7,866		7,866

Diluted EPS (in thousands)	9,274		9,274	7,921		7,921	9,360		9,360	7,910		7,910

(1)	Non-GAAP adjustment related to Gibbs' assumed support contracts that will not be recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.
(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(3)	Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$5,727	$9,026
Trade receivables	7,108	7,308
Other current assets	2,697	1,467

Total current assets	15,532	17,801

Deposits with insurance companies and severance pay fund	2,719	2,703

LONG-TERM INVESTMENTS:
Marketable investments	-	1,158

Net property and equipment	1,312	1,337

Total other assets	14,307	4,328

Total assets	$33,870	$27,327

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$155	$791
Trade payables	1,865	2,258
Accrued expenses and other liabilities	7,348	7,889
Deferred revenues	2,348	742

Total current liabilities	11,716	11,680

LONG-TERM LIABILITIES:
Accrued severance pay	3,933	3,929
Long-term loan	293	403
Deferred tax liability	1,729	282

Total long-term liabilities	5,955	4,614

Minority interest	(4)	63

Total shareholders' equity	16,203	10,970

Total liabilities and shareholders' equity	$33,870	$27,327